September 23, 2019

Mara Ransom
Assistant Director
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	OneWater Marine Inc.
Registration Statement on Form S-1
Filed July 12, 2019

Amendment No. 1 to Registration Statement on Form S-1
Filed July 22, 2019
File No. 333-232639

Supplemental Responses
Submitted July 24, 2019
Registration Statement on Form S-1
File No. 333-232639

Ladies and Gentlemen:

Set forth below are the responses of OneWater Marine, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by (i) letter dated July 19, 2019 (the “July 19, 2019 Letter”), with respect to the Registration Statement on Form S-1, File No. 333-232639, filed with the Commission on July 12, 2019 (the “Registration Statement”), (ii) letter dated July 23, 2019 (the “July 23, 2019 Letter”), with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-232639, filed with the Commission on July 22, 2019, and (iii) letter dated July 30, 2019 (the “July 30, 2019 Letter”), with respect to Supplemental Responses to Registration Statement on Form S-1, File No. 333-232639, submitted to the Commission on July 24, 2019.

Concurrently with the submission of this letter, we are publicly filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR. For your convenience, we will hand-deliver three copies of this letter as well as three copies of Amendment No. 2 marked to show all revisions made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2.

July 19, 2019 Letter

Recent Developments

Preliminary Financial Results for the Nine Months Ended June 30, 2019, page 7

1.
We note your proposed preliminary financial results for the nine months ended June 30, 2019, and the anticipated disclosure of a low and high range for revenue, costs of sales, net income (loss), adjusted EBITDA, number of stores, same-store sales growth, total assets, long-term debt and total liabilities. Please note that when a range is presented for the foregoing financial data rather than a specific number, the range should be sufficiently narrow to be meaningful. Please discuss whether the trends evidenced in the preliminary financial results are consistent with the trends discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that Amendment No. 2 has been revised to include preliminary financial results of consolidated same-store sales and gross margins for each of the months ended July 31, 2019 and August 31, 2019. We have not presented a range for the foregoing preliminary financial data. In response to the Staff’s comment, we have included a discussion of whether the trends affecting the foregoing preliminary financial data are consistent with the trends discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please see pages 7 and 8 of Amendment No. 2.

2.
We note your disclosure in the first paragraph on page 8 that you, “may identify items that could cause [y]our final reported results to be materially different from the preliminary financial estimates....” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove this statement as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that Amendment No. 2 has been revised to include preliminary financial results of consolidated same-store sales and gross margins for each of the months ended July 31, 2019 and August 31, 2019. At the Staff’s request, we have deleted the disclosure that we may identify items that could cause our final reported results to be materially different from the preliminary financial estimates. We have also revised our preliminary financial results to explain why we believe such information to be important to investors. Please see pages 7 and 8 of Amendment No. 2. If we include additional preliminary financial results in a future filing, we will not include the disclosure noted in the Staff’s comment.

3.	Please confirm that if the financial statements for the nine months ended June 30, 2019 become available prior to the effective date of the registration statement, you will include them in the filing.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that financial statements for the nine months ended June 30, 2019 are now available and are included in Amendment No. 2. Please see pages 18 to 21, 57 to 58, 73 to 76, 81, 83, and F-2 to F-21 of Amendment No. 2.

July 23, 2019 Letter

Exhibits

1.
Please revise your proposed Amended and Restated Certificate of Incorporation to state that Article 12 does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction, as your risk factor disclosure indicates, or tell us how you will make future investors aware of the provision’s limited applicability.

RESPONSE: We acknowledge the Staff’s comment and have revised the proposed Amended and Restated Certificate of Incorporation to clarify that Article 12 does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Please see page 8 of Exhibit 3.1 to Amendment No. 2.

July 30, 2019 Letter

Preliminary Financial Results for the Nine Months Ended June 30, 2019, page 7

1.
It appears that the amounts presented for depreciation and amortization and gain on settlement of contingent consideration in the reconciliation table of adjusted EBITDA to net income (loss) for the nine months ended June 30, 2019 may inadvertently reflect the same amounts. Please revise or advise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that Amendment No. 2 has been revised to include preliminary financial results of consolidated same-store sales and gross margins for each of the months ended July 31, 2019 and August 31, 2019. The foregoing preliminary financial results in Amendment No. 2 do not present Adjusted EBITDA, depreciation and amortization, or gain on settlement of contingent consideration for any period. Please see pages 7 and 8 of Amendment No. 2.

Summary Historical and Pro Forma Consolidated Financial and Operating Data, page 20

2.
We note several inconsistencies in certain pro forma operating data as of and for the six months ended March 31, 2019 and for the year ended September 30, 2018 as compared to the unaudited pro forma consolidated balance sheet as of March 31, 2019 on page 62, the unaudited pro forma consolidated statement of operations for the six months ended March 31, 2019 on page 64 and the unaudited pro forma consolidated statement of operations for the year ended September 30, 2018 on page 66. Please revise the inconsistencies in your disclosure.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address these inconsistencies in a future filing.

Investors in this offering will experience immediate and substantial dilution of $39.19 per share, page 45

3.	Amounts disclosed do not agree to the dilution table on page 58. Please revise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address these inconsistencies in a future filing.

Capitalization, page 56

4.
We note that the pro forma amounts for OneWater Inc. related to long-term debt, additional paid-in capital, and total member/stockholders’ equity presented in the capitalization table differ from the pro forma amounts presented in the unaudited pro forma consolidated balance sheet for OneWater Inc. as of March 31, 2019 on page 62. Please revise or advise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address these inconsistencies in a future filing.

Dilution, page 58

5.
We note your calculation of as adjusted pro forma net tangible book value of $6.7 million as of March 31, 2019. However, based on the unaudited pro forma consolidated balance sheet as of March 31, 2019 on page 62, it appears that your as adjusted pro forma net tangible book value is $7.7 million. Please revise or advise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address this inconsistency in a future filing.

6.
Reference is made to the second table on page 58. Please tell us how you determined total consideration paid by legacy owners. Please also explain how to reconcile total consideration to the unaudited pro forma consolidated balance sheet as of March 31, 2019 on page 62.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will reconcile the total consideration paid by Legacy Owners with the pro forma consolidated balance sheet in a future filing so that the figures are consistent.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2019, page 62

7.	Please expand your equity section to disclose the number of equity units authorized and outstanding by class on a pro forma basis.

RESPONSE: We acknowledge the Staff’s comment and have expanded our proposed pro forma disclosure to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Please see page 60 of Amendment No. 2.

8.	It appears that the total liabilities amount in the offering adjustments column should be $6,980. Please revise or advise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address this inconsistency in a future filing.

Unaudited Pro Forma Consolidated Statements of Operations for the Six Months Ended March 31, 2019, page 64

9.
Please expand pro forma adjustment in Note (10) to disclose how you calculated the total weighted average shares of Class A common stock outstanding (assuming the exchange of all OneWater LLC units for shares of Class A common stock).

RESPONSE: We acknowledge the Staff’s comment and have revised our proposed pro forma disclosure to disclose how the total weighted average shares of Class A common stock outstanding is to be calculated. Please see page 65 of Amendment No. 2.

10.
Weighted average shares of Class A common stock outstanding (assuming the exchange of all OneWater LLC units for shares of class A common stock) and pro forma diluted net income available to Class A common stock per share disclosed in (10) do not agree to the unaudited pro forma statements of operation and disclosure elsewhere in the filing. Please revise or advise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address this inconsistency in a future filing.

22 Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders, page F-49

11.	The narrative discloses that you give effect to 4,769 shares of common stock and the table gives effect to 1,382 shares of common stock. Please revise the inconsistency or advise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address this inconsistency in a future filing.

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Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact David P. Oelman or James R. Brown, each of Vinson & Elkins L.L.P., at (713) 758-3708 and (713) 758-2495, respectively.

Very truly yours,

ONEWATER MARINE, INC.

By:	/s/ Austin Singleton
Name:	Austin Singleton
Title:	Chief Executive Officer

Enclosures

cc:	Anthony Aisquith, Chief Operating Officer, OneWater Marine, Inc.
Jack Ezzell, Chief Financial Officer, OneWater Marine, Inc.
David P. Oelman, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.
Daniel J. Bursky, Fried, Frank, Harris, Shriver & Jacobson LLP
Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP